# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orchestra Biomed Holdings, Inc., CIK 0001814114
CUSIP: 68572M106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania, N.W., Suite 600, Washington, District Of Columbia (DC), 20004-2533, (212) 416-6800

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 8,306,063; sole dispositive power 0; shared dispositive power 8,306,063; aggregate amount beneficially owned 8,306,063 (21.7% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,394,985; sole dispositive power 0; shared dispositive power 4,394,985; aggregate amount beneficially owned 4,394,985 (11.5% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 3,053,082; sole dispositive power 0; shared dispositive power 3,053,082; aggregate amount beneficially owned 3,053,082 (8% of the class)
- Roderick Wong, M.D. (CIK 0001493280): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 8,306,063; sole dispositive power 0; shared dispositive power 8,306,063; aggregate amount beneficially owned 8,306,063 (21.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Orchestra Biomed Holdings, Inc.
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated as follows:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by RTW Investments, L.P. with the SEC dated May 30, 2023 (File No. 3-21473) (the "Settlement"). Pursuant to the Settlement, the SEC found violations of Sections 206(2) and 206(4) of the Investment Advisors Act of 1940 and Rule 206(4)-7 thereunder, and Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder, relating to conflicts of interest disclosure and beneficial ownership reporting, respectively. Under the terms of the settlement, RTW Investments agreed to a cease-and-desist order, a censure, and a civil penalty of $1.4 million.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of funds used for the Common Stock reported herein was the working capital of the Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

RTW Master Fund is the record owner of 4,394,985 shares of Common Stock. RTW Innovation is the record owner of 3,053,082 shares of Common Stock. RTW Biotech Fund is the record owner of 857,996 shares of Common Stock. As the investment manager of the funds, RTW Investments may be deemed to own beneficially the shares of Common Stock held by the funds. As the Managing Partner of RTW Investments, Dr. Wong may be deemed to own beneficially the shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 38,312,512 outstanding shares of Common Stock as of April 28, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
Transactions in the class effected during the past sixty days: On April 29, 2025, the RTW Funds acquired an aggregate of 50,000 shares of Common Stock in the open market at a per-share purchase price of $2.53. On April 30, 2025, the RTW Funds acquired an aggregate of 49,900 shares of Common Stock in the open market at a per-share purchase price of $2.99. Other than as reported herein, the Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (05/01/2025)
- RTW Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (05/01/2025)
- RTW Innovation Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (05/01/2025)
- Roderick Wong, M.D.: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (05/01/2025)